July 26, 2010

Re:	MediaMind Technologies Inc. Registration Statement on Form S-1 File No. 333-165379

Mr. Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Shuman:

On behalf of our client, MediaMind Technologies Inc. (the “Company”), we are submitting this letter in connection with today’s filing of Amendment No. 3 (the “Amendment”) to the registration statement on Form S-1 filed by the Company on March 10, 2010 (No. 333-165379), as amended by Amendment No. 1 to the Registration Statement on April 29, 2010 and Amendment No. 2 to the Registration Statement on June 1, 2010 (the “Registration Statement”). Please find enclosed four copies of the Amendment marked to show changes from the changed pages we supplementally submitted as Exhibit A to our letter dated July 22, 2010.

In connection with the Amendment, the Company filed all outstanding exhibits to the Registration Statement, including a legal opinion of our firm. We hereby supplementally confirm that the reference to the General Corporation Law of the State of Delaware in our legal opinion, filed as Exhibit 5.1 to the Registration Statement, includes the reported judicial decisions interpreting these laws.

Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)
Kathleen Collins (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Gal Trifon, President and Chief Executive Officer c/o Sarit Firon, Chief Financial Officer MediaMind Technologies Inc. Via facsimile (646) 274-6028

Colin Diamond Joshua G. Kiernan White & Case LLP Via facsimile (212) 354-8113